[redacted]

SEC Mail Processing Section

SECURIT 12011292 ION

MAY 21 2012

Washington DC 403

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SEC FILE NUMBER
8-45615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Associated Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3232 McKinney, Suite 690
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela M. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Associated Bond Brokers, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON CARNES MURPHY
Notary Public, State of Texas
My Commission Expires
October 14, 2013

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED BOND BROKERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2012

ASSOCIATED BOND BROKERS, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Associated Bond Brokers, Inc.

We have audited the accompanying statement of financial condition of Associated Bond Brokers, Inc. as of March 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Bond Brokers, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 14, 2012

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2012

ASSETS

Cash	$ 481,783
Receivable from broker-dealers and clearing organizations	52,561
Receivable from Parent	73,641
Prepaid expenses	28,085
Property and equipment, net of accumulated depreciation of $129,427	4,952
Other assets	4,014
	$ 645,036

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2012

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 224,032
Accrued expenses and other liabilities	60,226
State income taxes payable	6,250
Federal income taxes payable	11,465
	301,973
Stockholders' equity	
Common stock, 100 shares authorized with no par value, 80 shares issued and outstanding	1,000
Additional paid-in capital	167,039
Retained earnings	175,024
Total stockholders' equity	343,063
	$ 645,036

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Income
For the Year Ended March 31, 2012

Revenues	
Securities commissions	$3,641,407
Interest income	450
	3,641,857
Expenses	
Compensation and benefits	2,756,622
Commissions and clearance paid to all other brokers	167,062
Communications	42,288
Occupancy and equipment costs	385,856
Promotional costs	42,972
Regulatory fees and expenses	79,650
Other expense	88,169
	3,562,619
Income before income taxes	79,238
Provision for federal income taxes	(13,465)
Provision for state income taxes	(5,376)
Net Income	$ 60,397

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at March 31, 2011	$ 1,000	$ 167,039	$ 114,627	$ 282,666
Net income			60,397	60,397
Balance at March 31, 2012	$ 1,000	$ 167,039	$ 175,024	$ 343,063

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2012

Balance, March 31, 2011	$ -0-
Increases	-0-
Decreases	-0-
Balance, March 31, 2012	$ -0-

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2012

Cash flows from operating activities	
Net income	$ 60,397
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	3,991
Changes in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	79,949
Increase in receivable from Parent	(15,748)
Increase in prepaid expenses	(628)
Decrease in commissions payable	(65,021)
Increase in accrued expenses and other liabilities	15,044
Increase in federal income taxes payable	11,465
Decrease in state income taxes payable	(1,750)
Net cash provided (used) by operating activities	87,699
Cash flows from investing activities	
Purchases of property and equipment	(7,119)
Net cash provided (used) by investing activities	(7,119)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	80,580
Cash at beginning of year	401,203
Cash at end of year	$ 481,783
Supplemental Schedule of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 450
Income taxes	$ 2,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operation

Associated Bond Brokers, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ABBI Holding, Inc. (the "Parent"). The Company's revenues are primarily related to the sale of municipal debt obligations. The Company's customers are located throughout the United States.

Note 2 - Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The Company files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with

Note 2 - Summary of Significant Accounting Policies, continued

Financial Accounting Standards Board Accounting Standards Codification Topic 740 "Income Taxes." Any resulting provision or benefit for federal income taxes is recorded as receivable from or payable to the Parent.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2012, the Company had net capital of approximately $232,371 and net capital requirements of $20,132. The Company's ratio of aggregate indebtedness to net capital was 1.30 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 23,066
Computer equipment and software	111,313
	134,379
Less: accumulated depreciation	129,427
	$ 4,952

Depreciation expense for the year ended March 31, 2012 was $3,991 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Profit Sharing Plan and Flexible Benefit Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. The contribution is at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. No contributions were paid to the plan for the year ended March 31, 2012.

The Company has a flexible benefit plan covering all eligible employees, as defined, with a specified period of service. Participants will be able to receive their entire compensation in cash or use a portion to pay for the following benefits on a "tax free" basis:

Various premium expenses:
- Health care premium
- Group term life insurance premium
- Dental insurance premium

Note 7 - Related Party Transactions

The Company has a services and support agreement with the Parent. The Parent has agreed to make available certain facilities and provide for performance of certain services for the Company. During the year ended March 31, 2012, no services or support were provided to the Company, and the Company made no payments to the Parent under this agreement.

Note 8 - Operating Leases

The following is a schedule by years of future minimum rental payments required under an equipment operating lease that has an initial or remaining noncancelable lease term in excess of one year.

Year Ending March 31,	
2013	$ 2,696
2014	1,348
	$ 4,044

Rental expense for the year ended March 31, 2012 was $2,023 and is reflected in occupancy and equipment costs.

Note 9 - Concentration Risk

At March 31, 2012, and at various other times throughout the fiscal year, the Company had cash balances in excess of federally insured limits.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2012

Schedule I

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2012

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 343,063
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		343,063
Deductions and/or charges		
Non-allowable assets:		
Receivable from Parent	$ 73,641	
Prepaid expenses	28,085	
Property and equipment, net	4,952	
Other assets	4,014	(110,692)
Net capital before haircuts on securities positions		232,371
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 232,371

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable	$ 224,032
Accrued expenses and other liabilities	60,226
State income taxes payable	6,250
Federal income taxes payable	11,465
Total aggregate indebtedness	$ 301,973

Schedule I (continued)

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 20,132
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 20,132
Net capital in excess of required minimum	$ 212,239
Excess net capital at 1000%	$ 202,174
Ratio: Aggregate indebtedness to net capital	1.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ASSOCIATED BOND BROKERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2012

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cflip.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Associated Bond Brokers, Inc.

In planning and performing our audit of the financial statements and supplemental information of Associated Bond Brokers, Inc. (the "Company"), as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 14, 2012

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended March 31, 2012

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Associated Bond Brokers, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Associated Bond Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Associated Bond Brokers, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Associated Bond Brokers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012 with the amounts reported in Form SIPC-7 for the year ended March 31, 2012 noting no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
May 14, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045615 FINRA MAR
Associated Bond Brokers, Inc.
3232 McKinney Ave, Suite 690
Dallas, TX 75204-2423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Don Sterling 214-692-7009

2. A.	General Assessment (item 2e from page 2)		$8,687
B.	Less payment made with SIPC-6 filed (exclude interest) 10/20/11 Date Paid		(4,218)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		4,469
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$4,469
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,469	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Associated Bond Brokers, Inc.
(Name of Corporation, Partnership or other organization)

Pamela M Miller
(Authorized Signature)

President
(Title)

Dated the 26th day of April, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2011
and ending March 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,641,857
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	167,063
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	167,063
2d. SIPC Net Operating Revenues	$3,474,794
2e. General Assessment @ .0025	$8,687
	(to page 1, line 2.A.)